UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive LLC

6671 S. Las Vegas Blvd.

Building D, Suite 210

Las Vegas, Nevada 89119

+1-702-761-6899

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

  ☒  Form 20-F   ☐ Form 40-F

Entry into a Tender Offer and Post-Offer Cooperation Agreement

On November 9, 2026, DoubleDown Interactive Co., Ltd., a corporation with limited liability organized under the laws of the Republic of Korea (the “Company” or “DDI”), entered into a Tender Offer and Post-Offer Cooperation Agreement (the “Transaction Agreement”) with DoubleU Games Co., Ltd., a company incorporated under the laws of the Republic of Korea and listed on the KOSPI market of the Korea Exchange (“DoubleU Games”). DoubleU Games beneficially owns 1,661,191 common shares, par value KRW 10,000 per share, of the Company (the “Common Shares”), representing approximately 67.05% of the outstanding Common Shares. All of the remaining Common Shares are held in the form of American Depositary Shares (the “ADSs”), with each ADS representing one-twentieth (1/20) of one Common Share, which are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “DDI.” The board of directors of the Company (the “Board”), following the unanimous recommendation of the Special Committee (as defined below), has unanimously approved the Transaction Agreement and the transactions contemplated thereby (the “Transactions”).

Pursuant to the Transaction Agreement, and upon the terms and subject to the conditions set forth therein, DoubleU Games has agreed to commence, as promptly as practicable and in any event no later than seven (7) business days after the date of the Transaction Agreement, a cash tender offer (the “Offer”) to purchase all of the outstanding ADSs not owned by DoubleU Games or its affiliates at a price of US$16.25 per ADS (the “Final Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes. Common Shares held directly are not subject to the Offer. The Offer will remain open for at least twenty (20) business days following its commencement and may be extended in accordance with the Transaction Agreement, but not beyond the earlier of the termination of the Transaction Agreement and March 10, 2027 (the “End Date”).

Under the Transaction Agreement, the obligation of DoubleU Games to accept for payment and pay for ADSs tendered in the Offer is subject to customary conditions, including, among others, (i) the condition that, immediately following the acceptance for payment of the ADSs validly tendered and not validly withdrawn, DoubleU Games would own at least 95% of the total issued and outstanding Common Shares (the “Minimum Tender Condition”), which DoubleU Games, after reasonably determining that the Minimum Tender Condition is not reasonably expected to be satisfied, consulting in good faith with the Special Committee and obtaining the prior written consent of the Company (given by the Board following the recommendation of the Special Committee), which consent shall not be unreasonably withheld, conditioned or delayed, may reduce, but not waive, to a percentage not lower than 90%; (ii) the condition that more than 50% of the ADSs held by holders of ADSs or Common Shares other than DoubleU Games, its affiliates and the directors and officers of DoubleU Games and the Company (the “Unaffiliated Holders”) be validly tendered and not validly withdrawn prior to the expiration of the Offer (the “Majority-of-the-Minority Condition”), which may not be waived by any party; (iii) the absence of any legal restraint enjoining the Offer or the Post-Offer Transaction (as defined below); (iv) the accuracy of the Company’s representations and warranties (subject to specified materiality standards) and the absence of an uncured material breach of the Transaction Agreement; (v) the absence of a Material Adverse Effect (as defined in the Transaction Agreement) on the Company; (vi) the Company Recommendation (as defined below) having been made and not withdrawn or adversely modified (which condition DoubleU Games may waive in its sole discretion); and (vii) the Transaction Agreement not having been terminated. The Offer is not subject to any financing condition, and DoubleU Games has represented that it has, or prior to the acceptance of ADSs for payment will have, funds sufficient, from cash on hand and committed debt financing, to pay for all ADSs subject to the Offer and to fund the Post-Offer Transaction in full as and when such obligations are due and payable.

Following the completion of the Offer, DoubleU Games has agreed to acquire, as promptly as practicable, all Common Shares (including Common Shares represented by ADSs) not acquired in the Offer through a second-step transaction under the Korean Commercial Act (the “Post-Offer Transaction”), which, depending on DoubleU Games’ resulting ownership, may be effected as a comprehensive share exchange (including a small-scale, simplified or general comprehensive share exchange) or a squeeze-out by a controlling-shareholder holding 95% or more together with its subsidiaries, with the form selected by DoubleU Games after consulting in good faith with the Special Committee. The consideration in the Post-Offer Transaction will be equivalent to the Final Offer Price (US$325.00 per Common Share, based on the Final Offer Price and the ratio of twenty (20) ADSs to one (1) Common Share), and the amount receivable per ADS will not, after deduction of ADS cancellation fees and other depositary charges, be less than the Final Offer Price. Following the completion of the Transactions, the Company will become a wholly owned subsidiary of DoubleU Games, and DoubleU Games intends to cause the ADSs to be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s reporting obligations under the Exchange Act to be terminated.

The Transaction Agreement contains representations, warranties and covenants of the Company and DoubleU Games that are customary for a transaction of this nature, including covenants regarding the conduct of the Company’s business between the date of the Transaction Agreement and the acceptance of ADSs for payment in the Offer. DoubleU Games has also agreed, among other things, that (i) none of a failure of the Board to make or maintain the Company Recommendation, a failure of the Special Committee to recommend that the Board make or maintain the Company Recommendation or any request by the Special Committee or the Board for an increase in the Final Offer Price or other negotiation by the Board or the Special Committee regarding the Final Offer Price or other terms of the Offer or the Transactions will result in any retributive action by DoubleU Games against the Company, the Special Committee, the Board or any member, employee or representative thereof, (ii) while the Transaction Agreement remains in effect and subject to limited exceptions, DoubleU Games will not sell, transfer or otherwise dispose of its Common Shares to any person or support, or vote in favor of, any alternative transaction involving the Company proposed by any third party unless such transaction has been recommended by the Special Committee and the Board, and (iii) prior to completion of the Post-Offer Transaction and subject to limited exceptions, DoubleU Games will not cause, request, propose or vote in favor of the delisting of the ADSs from Nasdaq, the termination of the deposit agreement for the ADSs or the deregistration of the ADSs or Common Shares under the Exchange Act without the prior written consent of the Company acting through the Board (following the recommendation of or consultation with the Special Committee, as applicable). The Transaction Agreement may be terminated prior to the acceptance of ADSs for payment under certain circumstances, including by mutual consent, by either party if the acceptance of ADSs for payment has not occurred by the End Date, or if, as of the final expiration of the Offer, DoubleU Games and its affiliates would own less than 90% of the Common Shares or the Majority-of-the-Minority Condition has not been satisfied, upon a legal restraint on the Transactions becoming final and non-appealable or upon certain material breaches by the other party that are not cured within the applicable cure period, and by DoubleU Games upon a change in the Company Recommendation.

The Board established a special committee composed solely of independent and disinterested directors (the “Special Committee”), which, advised by its own independent legal counsel and financial advisor, negotiated the price and other terms of the Transaction Agreement with DoubleU Games. The Special Committee unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction, are advisable, fair to, and in the best interests of, the Company and its shareholders, including the Unaffiliated Holders, and (ii) recommended that the Board approve the Transaction Agreement and the Transactions. Following such recommendation of the Special Committee and after consultation with its advisors and consideration of the fairness opinion of Kroll (as defined below), the Board unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer, are advisable, fair to, and in the best interests of, the Company and its shareholders, including the Unaffiliated Holders; (ii) approved the Transaction Agreement and the Transactions, including the Offer; and (iii) recommended that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer (such recommendation of the Board, the “Company Recommendation”).

The Special Committee received, and provided to the Board, the written opinion of Kroll, LLC, operating through its Duff & Phelps Opinions Practice (“Kroll”), its independent financial advisor, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Final Offer Price to be received by the Unaffiliated Holders is fair, from a financial point of view, to such holders (without giving effect to any impact of the Transactions on any particular holder of Common Shares or ADSs other than in its capacity as a holder of ADSs). No termination fee, break-up fee or similar payment is payable by either party upon or in connection with the termination of the Transaction Agreement, and nothing in the Transaction Agreement restricts the Special Committee or the Board from receiving, considering or responding to any unsolicited proposal. Additionally, the Board, following the recommendation of the Special Committee, may make a change to the Company Recommendation if each of the Special Committee and the Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, subject to at least five (5) business days’ prior written notice to DoubleU Games (during which DoubleU Games may propose amendments to the terms of the Transaction Agreement) and the other terms of the Transaction Agreement. A description of the background of the Offer, the reasons for the Company Recommendation and the opinion of Kroll will be included in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement, a copy of which is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference. The Transaction Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or DoubleU Games, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the other Transactions. In particular, the assertions embodied in the representations and warranties contained in the Transaction Agreement are qualified by information in confidential disclosure schedules delivered by the Company to DoubleU Games in connection with the signing of the Transaction Agreement, and, in the case of the Company’s representations and warranties, by certain of the Company’s filings with or submissions to the SEC (as defined below). These disclosure schedules contain information that qualifies and creates exceptions to the representations and warranties set forth in the Transaction Agreement. Moreover, certain representations and warranties in the Transaction Agreement were made as of a specified date, were used solely for the purposes of allocating risk between the Company and DoubleU Games rather than establishing matters of fact, and may be subject to a contractual standard of materiality different from that generally applicable to investors. Accordingly, the representations and warranties in the Transaction Agreement may not constitute the actual state of facts about the Company or DoubleU Games and should not be relied on as characterizations of the actual state of facts about the Company or DoubleU Games or their respective businesses.

Press Release

On November 9, 2026, the Company and DoubleU Games issued a joint press release announcing the execution of the Transaction Agreement, a copy of which is attached as Exhibit 99.2 to this Report on Form 6-K. The press release furnished in this report as Exhibit 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent specifically provided in such a filing.

Additional Information and Where to Find It

The Offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell ADSs or any other securities of the Company, nor is it a substitute for the tender offer materials that the Company or DoubleU Games will file with the U.S. Securities and Exchange Commission (the “SEC”) upon the commencement of the Offer. At the time the Offer is commenced, DoubleU Games will file with the SEC a Tender Offer Statement on Schedule TO, DoubleU Games and the Company will file a Rule 13e-3 Transaction Statement on Schedule 13E-3 (which may be combined with the Schedule TO), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SCHEDULE 13E-3 AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF ADSs ARE URGED TO READ THESE DOCUMENTS CAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER. Holders of ADSs may obtain a free copy of these materials (when available) and all other documents filed by the Company or DoubleU Games with the SEC on the SEC’s website at www.sec.gov. In addition, free copies of the Solicitation/Recommendation Statement may be obtained by contacting the Company at ir@doubledown.com, or by visiting the Company’s website (www.doubledowninteractive.com).

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 6-K and the exhibits hereto contain forward-looking statements related to the Company, DoubleU Games and the Transactions that involve substantial risks and uncertainties. Forward-looking statements include, but are not limited to, statements using words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” “could,” “should” and similar expressions. In this Report on Form 6-K, forward-looking statements include statements about the ability of the parties to satisfy the conditions to the Offer and to complete the Post-Offer Transaction, the expected timetable for completing the Transactions, and the Company’s plans, objectives, expectations and intentions. Risks and uncertainties that might affect the Company or the Transactions include, but are not limited to, those relating to: uncertainties as to how many holders of ADSs will tender their ADSs in the Offer; the possibility that the Minimum Tender Condition (which may be reduced by DoubleU Games, with the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed, to not lower than 90%, but not waived) or the other conditions to the Offer will not be satisfied or, where permitted, waived, or that the Majority-of-the-Minority Condition (which is not waivable) will not be satisfied; the risk that the Post-Offer Transaction is not completed in a timely manner or at all, including if the special resolution of DoubleU Games’ shareholders required for certain forms of the Post-Offer Transaction is not obtained; the risk that any governmental approvals or filings that may be required for the Transactions are delayed, are not obtained or made, or are obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement; the effects of the Transactions (or their announcement) on the trading price of the ADSs and on the Company’s relationships with employees, business partners, governmental entities and other third parties, and the possibility that the Transactions disrupt current plans and operations, adversely affect employee retention or divert management’s attention; the restrictions imposed by the Transaction Agreement on the conduct of the Company’s business from the date of the Transaction Agreement until the earlier of the time at which DoubleU Games first accepts for payment ADSs validly tendered and not validly withdrawn pursuant to the Offer and the termination of the Transaction Agreement; legal proceedings that may be instituted relating to the Transactions; fluctuations in the exchange rate between the Korean won and the U.S. dollar;

and the risks described under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 and the Company’s other filings with and submissions to the SEC, as well as the Schedule TO, the Schedule 13E-3 and the other tender offer documents to be filed by DoubleU Games and the Schedule 14D-9 to be filed by the Company. There can be no guarantee that the Transactions will be completed in the anticipated timeframe or at all. These forward-looking statements are based on information currently available to the Company and speak only as of the date hereof. You are cautioned not to place undue reliance on such forward-looking statements, and the Company does not intend to update any of these forward-looking statements, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Tender Offer and Post-Offer Cooperation Agreement, dated as of November 9, 2026, by and between DoubleU Games Co., Ltd. and DoubleDown Interactive Co., Ltd.*

99.2	Joint Press Release, dated November 9, 2026

*

Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2026	DOUBLEDOWN INTERACTIVE CO., LTD.

	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer